August 15, 2017

Mr. David Irving, Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Re:	Community Bank System, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

Form 8-K

Filed July 31, 2017

File No. 001-13695

Dear Mr. Irving:

This letter is in response to your letter dated August 7, 2017 with respect to the above-referenced Forms 10-K and 8-K filings of Community Bank System, Inc. (the “Company”). For ease of reference, we have included in italics the Staff’s numbered comment followed by the Company’s corresponding response.

Form 8-K filed July 31, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99-Press Release, dated July 31, 2017

Quarterly GAAP to Non-GAAP Reconciliations

1.	You disclose the non-GAAP measures of Adjusted net income (non-GAAP), Adjusted return on average assets, Adjusted return on average equity, Diluted adjusted net earnings per share (non-GAAP), Total adjusted noninterest expenses (non-GAAP) and Operating revenues (non-GAAP), all excluding acquisition expenses. For each individual expense category included in acquisition expenses please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time. In addition, we note the reference to footnote (3) which states that these amounts are presented after tax effect. In future filings please present income taxes as a separate adjustment pursuant to Question 102.11 consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

Acquisition expenses disclosed in the above referenced filings were incurred for the following acquisitions:

•	Merger with Merchants Bancshares, Inc. (“Merchants”) announced October 24, 2016 and closed May 12, 2017
o	Acquired 31 branch offices located in Vermont and 1 branch office located in Massachusetts.
•	Dryfoos Insurance Agency, Inc. closed on March 1, 2017
o	Acquired an insurance agency headquartered in Hazleton, Pennsylvania.
•	Merger with Northeast Retirement Services, Inc. (“NRS”) announced December 5, 2016 and closed February 3, 2017
o	Acquired a privately held corporation and its subsidiary, Global Trust Company, Inc., which provides institutional transfer agency, master recordkeeping services, custom target date fund administration, trust product administration and customized reporting services to institutional clients. NRS is headquartered in Woburn, Massachusetts.
•	Benefit Advisory Services, Inc. closed on January 1, 2017
o	Acquired a benefits consulting group headquartered in Forest Hills, New York.
•	Merger with Oneida Financial Corp. (“Oneida Financial”) announced February 24, 2015 and closed December 4, 2015
o	Acquired 12 branch offices and financial services subsidiaries located in Upstate New York.

The total acquisition related expenses represent direct restructuring expenses for the acquisitions noted above. We do not include costs that we would consider to be synergistic or duplicative of current operations in the acquisition related expenses. As requested, the following provides additional detail of the acquisition adjustment included in the Quarterly GAAP to Non-GAAP Reconciliation table set forth in Exhibit 99 to our Form 8-K filed July 31, 2017:

(Dollars in thousands)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Salaries & benefits	$2,946	$-	$-	$-	$-
Occupancy & Equipment	53	-	-	-	-
Data Processing & Communications	16,082	98	28	-	47
Legal & professional fees	2,000	1,371	1,247	1	9
Office Supplies & Postage	152	136	-	-	(19)
Business Development & Marketing	240	65	34	-	-
Other	1,423	46	55	1	226
Total Acquisition Expenses	$22,896	$1,716	$1,364	$2	$263

For the Second Quarter of 2017, salaries and benefit related expenses primarily consist of management signing bonuses paid to certain Merchants’ executives who were retained by the Company in lieu of their change of control payments. Other severance and retention compensation costs were directly related to non-executive staff and were a direct result from workforce reduction.

For the Second Quarter of 2017, the occupancy and equipment expenses related primarily to expenses incurred to transition data lines for the Merchants acquisition to allow for the conversion of the processing systems at the time of merger.

Data processing and communications expenses set forth in the table were primarily related to the termination of data processing agreements for the Merchants and Oneida Financial acquisitions and other costs to convert all acquired operations to the Company’s processing system. The system conversions for the above acquisitions occurred on the closing date, eliminating the need for duplicative processing systems. Smaller termination charges of data processing systems and contracts were also incurred for the other acquisitions noted above.

Legal and professional fees represent costs incurred that were directly related to an individual acquisition that were recorded as incurred upon announcement or closing of the acquisition in the respective quarters. These fees were incurred when the Company engaged third-parties in arms-length transactions for services such as deal advisory, due diligence and legal and accounting services.

Office supplies and postage and business development and marketing expenses consist primarily of rebranding acquired operations and print materials intended to inform or educate the newly acquired customers about the acquisition and how the Company will handle their customer accounts. These materials included required disclosures for privacy, processing and fee schedules.

Other expenses primarily include disposal of fixed assets acquired from the Merchants acquisition that are no longer in use as well as other expenses including costs incurred to terminate a custodial contract with the transition of customers from a broker dealer platform as part of the Oneida Financial acquisition. Also included in other expenses is travel and miscellaneous expenses consisting of employee travel, meals and training during due diligence and transition for the acquisitions noted above.

In response to the reference to footnote (3) which states that the amounts are presented after tax, the Company has presented the income taxes as a separate adjustment pursuant to Question 102.11 consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in our Form 10-Q filed on August 9, 2017 and will continue the same presentation on a going forward basis.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, or we can provide further information, please contact me at (315) 445-3121.

Sincerely,

/s/ Scott Kingsley

Scott Kingsley

Treasurer and Chief Financial Officer

cc:	Deresa F. Durkee, Corporate Controller

George J. Getman, EVP and General Counsel